Exhibit (d)(2)

AMENDED AND RESTATED

APPENDIX A

TO IVY NEXTSHARES INVESTMENT MANAGEMENT AGREEMENT

This Amended and Restated Appendix A (“Appendix A”) to the Ivy NextShares Investment Management Agreement dated September 1, 2016 (the “Agreement”), is effective as of October 31, 2017, and supersedes any prior Appendix A to the Agreement.

Ivy Focused Energy NextShares

Ivy Focused Growth NextShares

Ivy Focused Value NextShares